February 18, 2026

Vikram Uppal
Chief Executive Officer
Terra Property Trust, Inc.
205 West 28th Street, 12th Floor
New York, New York 10001

       Re: Terra Property Trust, Inc.
           Registration Statement on Form S-4
           Filed February 13, 2026
           File No. 333-293479
Dear Vikram Uppal:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact David Link at 202-551-3356 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:    Michael Kessler